FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,

Zhabei, Shanghai, China 200436

The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-          .

N/A

Lawsuit Brought by Hemlock

On April 18, 2016, we were served with court papers for a lawsuit brought by Hemlock Semiconductor Pte. Ltd. (“Hemlock”) against JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”) in the Supreme Court of the State of New York (Index No. 650182/2015) on January 20, 2015. The claim alleged breach of obligations by JA Yangzhou under the long-term polysilicon supply agreement entered into between Hemlock and JA Yangzhou.  We are currently reviewing the claim and will provide an update when progress is made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

	By	/s/ Baofang Jin
Name: Baofang Jin
Title: Chief Executive Officer

Date: April 19, 2016